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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                         AmerInst Insurance Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G0327K-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        AmerInst Investment Company, Ltd.
                                 Ronald S. Katch
                        c/o USA Offshore Management, Ltd.
                               The Vallis Building
                     58 Par-la-Ville Road, P.O. Box HM 1838
                             Hamilton, Bermuda HMHX
                                 (441) 294-4513

                                 with a copy to:
                                  John E. Lowe
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                       August 13, 2001; November 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of (S)(S)240.13d-1(e, 240.13d-1(f) or 240.13d-1(g), check the following box. [_]
Check the following box if a fee is being paid with the statement. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G0327K100                                              Page 2 of 7
--------------------------------------------------------------------------------

   1. Name of Reporting Person:

      AmerInst Investment Company, Ltd.
--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group:
                                                                        (a) [_]

                                                                        (b) [_]

--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------

   4. Source of Funds:  WC
--------------------------------------------------------------------------------

   5. Check box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f):
                                                                            [_]
--------------------------------------------------------------------------------
   6. Citizenship or Place of Organization:  Bermuda
                ----------------------------------------------------------------

Number of
Shares            7.   Sole Voting Power: 21,433

                ----------------------------------------------------------------
Beneficially
Owned By          8.   Shared Voting Power:  -0-

                ----------------------------------------------------------------
Each
Reporting         9.   Sole Dispositive Power: 21,433

                ----------------------------------------------------------------
Person
With             10.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------

 11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

      21,433
--------------------------------------------------------------------------------

 12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                            [_]

--------------------------------------------------------------------------------

 13.  Percent of Class Represented by Amount in Row (11): 6.5%
--------------------------------------------------------------------------------

 14.  Type of Reporting Person: OO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the Common Shares, par value $1.00 (the "Common Shares") of AmerInst Insurance Group, Ltd., a Bermuda company ("Issuer"). The principal executive offices of the Issuer are located at c/o USA Offshore Management, Ltd., The Vallis Building, 58 Par-la-Ville Road, P.O. Box HM 1838, Hamilton, Bermuda HMHX.

Item 2.  Identity and Background.
         -----------------------

         (a)-(c) Pursuant to Rules 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of AmerInst Investment Company, Ltd., a Bermuda company (the "Reporting Person"). The Reporting Person, a wholly-owned indirect subsidiary of the Issuer which holds almost all of the Issuer's investment portfolio, has its principal place of business at c/o USA Offshore Management, Ltd., The Vallis Building, 58 Par-la-Ville Road, P.O. Box HM 1838, Hamilton, Bermuda HMHX.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Not required.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The source and amount of the funds used or to be used by the Reporting Person to purchase the Common Shares are as follows:

                           Source of Funds                    Amount of Funds
                           ---------------                    ---------------

                           Working Capital (1)                $ 784,123

Item 4.  Purpose of Transaction.
         ----------------------

         On June 1, 2002, the Board of Directors of the Reporting Person, which holds almost all of the Issuer's investment portfolio, authorized the Reporting Person to spend up to $1 million to purchase outstanding Common Shares of the Issuer. On September 8, 2000, the Bermuda Monetary Authority authorized the purchase of up to 15,000 Common Shares pursuant to the June 1 Board authorization. Such purchases are effected through privately negotiated transactions and are in addition to the Reporting Person's practice of purchasing the shares of individuals who have died or retired from the practice of public accounting. The Reporting Person has requested that the Bermuda Monetary Authority authorize such negotiated purchases without imposing the 15,000 share limitation. Under the June 1 Board authorization, the Reporting Person has purchased to date 11,578 Common Shares for a purchase price of $354,794. In addition, the Reporting Person has purchased to date 9,855 Common Shares from individuals who have died or retired for a purchase price of $429,329.

     ____________
         (1) As used herein, the term "Working Capital" includes income from the business operations of the Reporting Person. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Common Shares.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a) Percentage interest calculations for the Reporting Person are based upon the Issuer having 331,751 total outstanding common shares as reported in the Issuer's most recent Form 10-K.

         The aggregate number of Common Shares that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 21,433, which constitutes approximately 6.5% of the outstanding Common Shares.

(b) The Reporting Person has sole power to vote for all 21,433 Common Shares. The Reporting Person has sole power to dispose of all 21,433 Common Shares.

(c) Schedule I attached hereto reflects Common Shares purchased by the Reporting Person during the 60-day period ended August 13, 2001 (the date on which the Reporting Person became the owner of 5% of the outstanding Common Shares of the Issuer), the 60-day period ended November 26, 2001 (the date on which the Reporting Person became the owner of 6% of the outstanding Common Shares of the Issuer), and the 60-day period ended on the date of this filing. All of the transactions reflected in Schedule I were effected through privately negotiated transactions.

         Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, the Reporting Person has not effected any transactions in the Common Shares during the past 60 days.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         There are no contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Shares owned by the Reporting Person.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:            May 9, 2002



                                                        /s/ Ronald S. Katch
                                                        -------------------
                                                        Ronald S. Katch
                                                        Chairman

                                  SCHEDULE I TO
                                  ----------
                                SCHEDULE 13D FOR
                        AmerInst Investment Company, Ltd.

                                     Date of          Number of       Price Per
                                   Transaction         Shares         Share ($)
                                   -----------         ------         ---------

              60-day period ended August 13, 2001
              -----------------------------------
                                       6/28/2001            25           $44.21
                                        7/3/2001           158           $44.21
                                        7/3/2001           100           $44.21
                                       7/24/2001           100           $44.21
                                       8/13/2001           532           $31.00
                                       8/13/2001           169           $31.00

              60-day period ended November 26, 2001
              ------------------- -----------------
                                       10/2/2001           843           $31.00
                                       10/2/2001           200           $37.61
                                       10/5/2001           260           $44.21
                                       10/5/2001           340           $44.21
                                      10/15/2001           156           $44.21
                                      10/16/2001            41           $44.21
                                      10/16/2001            25           $31.00
                                      10/17/2001            20           $44.21
                                      10/17/2001            80           $44.21
                                      10/18/2001            69           $44.21
                                      10/19/2001            20           $28.05
                                      10/24/2001           100           $44.21
                                      10/26/2001            68           $44.21
                                      10/26/2001            23           $29.50
                                       11/5/2001            25           $44.21
                                      11/16/2001           808           $30.00
                                      11/26/2001           351           $31.00

              60-day period ended May 9, 2002
              ---------------------------------
                                       4/12/2002            50           $47.52
                                       4/14/2002            40           $47.52
                                       4/22/2002            87           $47.52
                                       4/24/2002            71           $50.87
                                       4/24/2002           185           $47.52
                                       4/24/2002            71           $47.52
                                       4/24/2002            35           $47.52
                                       4/24/2002            40           $32.00
                                       4/26/2002            50           $47.52